                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                            TD WATERHOUSE GROUP, INC.
                            (Name of Subject Company)

                            TD WATERHOUSE GROUP, INC.
                        (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   87236210 8
                      (CUSIP Number of Class of Securities)

                             Richard H. Neiman, Esq.
                            TD Waterhouse Group, Inc.
                                 100 Wall Street
                            New York, New York 10005
                                 (212) 806-3500
                 (Name, address, and telephone numbers of person
               authorized to receive notices and communications on
                     behalf of the persons filing statement)

   [X]    Check the box if the filing relates solely to preliminary
communications made before the commencement of a tender offer.



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The following letter and accompanying question & answer document, together with a copy of the press release issued by The Toronto-Dominion Bank, which has been filed by The Toronto-Dominion Bank with the SEC, were sent on October 10, 2001 by Frank Petrilli, President and Chief Operating Officer of TD Waterhouse, to TD Waterhouse employees in the United States. Identical letters and question and answer documents were sent by John See, Vice Chair of TD Waterhouse, to TD Waterhouse employees in Canada and by Bharat Masrani, Vice Chair of TD Waterhouse, to TD Waterhouse employees outside of the United States and Canada.

                                   *  *  *
[TD WATERHOUSE LOGO]

To all Associates:

As you have read in Steve McDonald's letter and in the press release, The Toronto-Dominion Bank (TD Bank) has decided to make a tender offer for the shares of TD Waterhouse Group, Inc. that they do not already own. On the successful completion of this offer, TD Bank will once again wholly own TD Waterhouse, as it did prior to our IPO in 1999. The only difference to our day-to-day business will be that our stock will cease trading and TD Bank will own all of the outstanding shares. TD Waterhouse's position as a business unit within TD Bank Financial Group will not change. TD Waterhouse will remain the same company, with the same culture and values. We expect no impact on employment levels as a result of this transaction. Your role and your manager will remain the same. We will continue to provide our customers with the high level of quality service they have come to expect. For all of us, it is business as usual and we will continue to focus on creating an organization that values Associate satisfaction in the workplace as well as opportunities to grow professionally.

TD Bank has just announced the offer and has not yet filed the tender offer documents. Because of this, we are in what is known as a blackout period. This means that between this announcement and the filing of documents with the Securities and Exchange Commission (SEC) no one can provide any more information than is contained in the press release. As you all know, the securities laws require that all stockholders be treated equally, so we will not be in a position to give you any more information than any other stockholder would receive. At the time the tender offer filing is made, which is expected next week, there will be more facts available but the information will be limited to what is available to all stockholders.

PERSONAL IMPACT

If you own TD Waterhouse Group, Inc. stock, refer to the Q&A to find out how you can get more information. You are urged to read this material carefully.

Our Associates who hold TD Waterhouse Group, Inc. options will want to know how this offer affects them. You can be confident that the options treatment will be fair and equitable and we will provide you with information as it becomes available. In the meantime, please be assured that the management of both TD Waterhouse and TD Bank recognize the critical role our Associates play in the success of TD Waterhouse, and the importance of insuring we attract, motivate and retain qualified Associates.
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THE FUTURE

We are very focused on servicing our customers, our brand is strong and getting stronger in North America and internationally, and we should all take great pride in that.

Frank Petrilli  President and Chief Operating Officer, TD Waterhouse

Investors are urged to read TD Waterhouse Group's recommendation/solicitation statement and other relevant documents regarding the tender offer filed with the Securities and Exchange Commission (SEC) when they become available because they will contain important information. Investors will be able to receive these documents (when they become available), as well as other documents filed by TD Waterhouse Group with the SEC, free of charge at the SEC's web site, WWW.SEC.GOV, or from TD Waterhouse Group at 100 Wall Street, New York, NY 10005
ATTN: Investor Relations.

The information presented above may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in TD Waterhouse's public reports filed with the SEC.


                                   #  #  #
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                       Td Waterhouse/TD Bank Financial
                            Group Tender Offer Q&A

1.       HOW WILL I BE AFFECTED?
         It is business as usual for TD Waterhouse and all of its Associates. The only difference to our day-to-day business will be that our stock will no longer be traded and the Toronto Dominion Bank will own all the outstanding shares. TD Waterhouse's current position as a business unit within the TD Bank Financial Group will not change. You will work in the same department, in the same location, with the same manager. We expect no impact on employment levels as a result of this transaction.


2. AS A SHAREHOLDER AND AN EMPLOYEE OF TD WATERHOUSE HOW WILL THIS OFFER AFFECT ME?
         If you are a TD Waterhouse shareholder you will be subject to the same terms of the going private transaction that every TD Waterhouse shareholder will be governed by. If you own TD Waterhouse stock, like every other stockholder, you will receive the tender offer materials in the mail. You are urged to read this material carefully when it arrives because it will contain important information. TD Waterhouse will also be preparing and will send you information regarding the tender offer, which you should also read carefully.


3.       HOW WILL THIS OFFER AFFECT ME AS A TD WATERHOUSE OPTION HOLDER?
         Our Associates who hold TD Waterhouse Group, Inc. options will want to know how this offer affects them. You can be confident that the options treatment will be fair and equitable and we will provide you with information as it becomes available. In the meantime, please be assured that the management of both TD Waterhouse and TD Bank recognize the critical role our Associates play in the success of TD Waterhouse, and the importance of insuring we attract, motivate and retain qualified Associates.

4. WILL THERE BE CHANGES TO EMPLOYMENT LEVELS BECAUSE OF THIS TRANSACTION? We expect no impact on employment levels as a result of this transaction.

5.       WHAT CAN I TELL MY CUSTOMERS?
         It is business as usual for TD Waterhouse. Its shareholders will receive the tender offer in the mail. They are urged to read this material carefully when it arrives because it will contain important information. The Toronto-Dominion Bank will also be preparing and will send them information regarding the tender offer, which they should also read carefully.

Investors are urged to read TD Waterhouse Group's recommendation/solicitation statement and other relevant documents regarding the tender offer filed with the Securities and Exchange Commission (SEC) when they become available because they will contain important information. Investors will be able to receive these documents (when they become available), as well as other documents filed by TD Waterhouse Group with the SEC, free of charge at the SEC's web site, WWW.SEC.GOV , or from TD Waterhouse Group at 100 Wall Street, New York,
NY 10005 ATTN: Investor Relations.
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The information presented above may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in TD Waterhouse Group's public reports filed with the SEC.


                                   *  *  *















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      The following question and answer document was posted to TD Waterhouse's intranet to assist employees in answering customer questions.


[TD WATERHOUSE LOGO]

                  ASSOCIATE RESPONSES TO CUSTOMER QUESTIONS
                  -----------------------------------------

       PLEASE NOTE THAT UNDER NO CIRCUMSTANCES CAN ASSOCIATES OFFER ANY INFORMATION OTHER THAN THE ANSWERS TO THE QUESTIONS SUPPLIED BELOW:

Q1. What do I tell customers who ask how this transaction will affect the company?

A. Please let customers know that it's business as usual for the company. There will be no changes to their account or service levels as a result of this announcement.

Q2. What do I tell customers who call and ask specifically about this transaction?

A. Please tell them that we are in what is known as a blackout period, which means that between this announcement and the filing of documents with the Securities and Exchange Commission (SEC) no one can provide any more information other than what is in the press release. [Note to Associates:
    The Press Release will be on the Intranet and you can read it to customers.]

Q3. What should I tell customers who want more information about this transaction?

A. When tender offer is filed, which is expected next week, more facts will be available. Anyone wishing to read the filing with the SEC should visit WWW.SEC.GOV, where it will be available free of charge.

Q4. What should I tell customers who are shareholders and want to know when they will receive their tender offer materials?

A. The tender offer materials will be mailed once the documents are filed with the SEC, which is expected next week. Customers who are shareholders and who hold the shares at TD Waterhouse will receive documents directly from the firm. Those who hold their shares elsewhere, should check with that firm.




                                    * * *

Investors are urged to read TD Waterhouse Group's recommendation/solicitation statement and other relevant documents regarding the tender offer filed with the Securities and Exchange Commission (SEC) when they become available because they will contain important information. Investors will be able to receive these documents (when they become available), as well as other documents filed by TD Waterhouse Group with the SEC, free of charge at the SEC's web site, WWW.SEC.GOV, or from TD Waterhouse Group at 100 Wall Street, New York, NY 10005
ATTN: Investor Relations.
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The information presented above may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in TD Waterhouse Group's public reports filed with the SEC.